

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3561

June 4, 2018

<u>Via E-mail</u>
Diego Roca
Chief Financial Officer
Dominion Minerals Corp.
3171 US Highway 9 North, Suite 324
Old Bridge, NJ 08857

      Re: Dominion Minerals Corp.
              Form 10
              Filed October 21, 2016
              File No. 000-52696

Dear Mr. Roca:

We issued comments to you on the above captioned filings on April 5, 2018. As of the date of this letter, these comments remain outstanding and unresolved. We expect you to provide a complete, substantive response to these comments by June 18, 2018.

If you do not respond, we will, consistent with our obligations under the federal securities laws, decide how we will seek to resolve material outstanding comments and complete our review of your filings and your disclosure. Among other things, we may decide to release publicly, through the agency's EDGAR system, all correspondence, including this letter, relating to the review of your filings, consistent with the staff's decision to publicly release comment and response letters relating to disclosure filings it has reviewed.

Please contact Jonathan Burr at (202) 551-5833 or James Lopez at (202) 551-3536 with any questions.

                    Sincerely,

                    /s/ James Lopez (for)

                    John Reynolds
                    Assistant Director
                    Office of Beverages, Apparel, and
                    Mining